

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2022

Glenn Whaley
Chief Financial Officer
IMMUNIC, INC.
1200 Avenue of the Americas, Suite 200
New York, NY 10036

     Re: IMMUNIC, INC.
        Registration Statement on Form S-3
        Filed December 9, 2022
        File No. 333-268737

Dear Glenn Whaley:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Doris Stacey Gama at 202-551-3188 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Life Sciences

cc: Ilan Katz, Esq.